SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NEXEON MEDSYSTEMS INC
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

65342G 203
(CUSIP Number)

William Rosellini

1910 Pacific Avenue

Suite 20000

Dallas, Texas 75201

Telephone: (844) 919-9990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342G 203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William Rosellini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
33,040 (1)
	8	SHARED VOTING POWER:
741,027(2)
	9	SOLE DISPOSITIVE POWER:
33,040 (1)
	10	SHARED DISPOSITIVE POWER: 741,027(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,067(1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.73% (3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents options to purchase 33,040 shares of common stock that are exercisable within 60 days. All beneficial ownership numbers and percentages exclude options to purchase 49,104 shares of common stock granted to Mr. William Rosellini on February 28, 2018 by the Issuer which would not vest within 60 days.

(2)	Represents 741,027 shares of common stock held by Rosellini Scientific Holdings, LLC of which Mr. William Rosellini is the sole member, and, in such capacity, has voting and dispositive power over the securities held by this entity.

(3)	Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 1,965,646 shares of the Issuer’s common stock issued and outstanding as of September 24, 2018.

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CUSIP No. 65342G 203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rosellini Scientific Holdings, LLC Tax ID: 3206772349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
741,027
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER: 741,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.70% (1)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The percentages set forth in this column are based on 1,965,646 shares of the Issuer’s common stock issued and outstanding as of September 24, 2018.

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Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of N exeon Medsystems Inc, a Nevada corporation (the “Issuer”). The principal offices of the Issuer are located at 1910 Pacific Avenue, Suite 20000, Dallas, Texas 75201.

Item 2. Identity and Background

(a) This statement is being filed by William Rosellini and Rosellini Scientific Holdings, LLC (collectively, the “Reporting Persons”).

(b) Mr. Rosellini’s business address is 77 Calle Arrecife, Dorado, Puerto Rico, 00646. Rosellini Scientific Holdings, LLC’s business address is 10 Jews Street, Ramsbury Site, Charlestown, Nevis.

(c) Mr. Rosellini is currently employed as Chief Executive Officer of the Issuer and Chairman of the Board of Directors of the Issuer. The Issuer has a business address at 1910 Pacific Avenue, Suite 20000, Dallas, Texas 75201 and is primarily engaged in the business of developing, manufacturing and commercializing neurostimulation technology for the treatment of various neurological disorders through electrical stimulation of neural tissues.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. William Rosellini is a citizen of the United States. Rosellini Scientific Holdings, LLC was formed in the Country of Nevis.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

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Item 5. Interest in Securities of the Issuer

(a)	Mr. Rosellini beneficially owns 774,067 shares or 38.73% of the Issuer’s common stock, including (i) options to purchase 33,040 shares of common stock that are exercisable within 60 days and (ii) 741,027 shares of common stock held by Rosellini Scientific Holdings, LLC of which Mr. William Rosellini is the sole member, and, in such capacity, has voting and dispositive power over the securities held by this entity.

(b)	Mr. Rosellini may be deemed to hold sole voting and dispositive power over 33,040(1) shares of common stock of the Issuer and shared voting and dispositive power over 741,027 shares of common stock of the Issuer.

(c)	On September 24, 2018, Rosellini Scientific Holdings, LLC gifted 367,785 shares of common stock of the Issuer to Rosellini Family Irrevocable Trust, over which the Reporting Person does not hold voting or dispositive power. No cash consideration was paid in this transaction. The transaction took place in Dorado, Puerto Rico.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 774,067 shares of common stock reported in Item 5(a).

(e)	Not applicable.

(1)	Includes (i) an incentive stock option grant to purchase up to 8,929 shares of the Common Stock (which represents the vested portion, including shares vesting within 60 days) of an incentive stock option to purchase up to 17,858 shares of Common Stock pursuant to the 2016 Plan, and (ii) a non-qualified stock option grant to purchase up to 24,111 shares of Common Stock (which represents the vested portion, including shares vesting within 60 days) of a non-qualified stock option to purchase up to 64,286 shares of Common Stock. All beneficial ownership numbers and percentages exclude options to purchase 49,104 shares of common stock granted to Mr. William Rosellini on February 28, 2018 by the Issuer which would not vest within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Rosellini Scientific Holdings, LLC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2018	/s/ William Rosellini
William Rosellini

Dated: September 25, 2018	Rosellini Scientific Holdings, LLC

	By:	/s/ William Rosellini
William Rosellini
Sole Member

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